52667

СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ

191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

B PROCESSED
OCT 19 2005
THOMSON FINANCIAL

SUPPL

№ 01-19/2083

October 10, 2005

SEC MAIL RECEIVED PROCESSING
OCT 13 2005
WASH. D.C. 199 SECTION

BY HAND

Mail Stop 3-2
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

[redacted]

05011859

Petersburg Telephone Network

Re: Disclosure materials provided by OJSC ~~North-West Telecom~~ (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(iii) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *September 01, 2005 September 30, 2005*. Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-92-31 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope."

Very truly yours,

Nikolay N. Bredkov

10/19

Enclosures

ANNEX B

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed since September 01, 2005, until September 30, 2005

(indexed to the list of required disclosures in Annex A)

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	A. Securities Issuance Documents			
1.	Registered securities prospectus ("**Prospectus**") (if the securities are placed through an open subscription or a closed subscription to more than 500 purchasers)	Must be published on the issuer's website or any other website accessible to the general public ("**Authorized Website**") within 3 days after registration of the Prospectus, and upon request the issuer must provide any interested party the address(es) of the website(s) where the information is published Must be made available to any interested persons at any time upon request	Company Law,[1] Article 92.1 Securities Law,[2] Articles 19.2 and 23 Regulation No. 03-32/ps,[3] Sections 1.6, 1.8, 1.9, 2.4.3 and 4.1	**Not applicable**
2.	Registered decision on issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-32/ps, dated July 2, 2003.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
3.	Registered amendments to the registered Prospectus and/or decision on issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**
4.	Registered report on the results of the issuance of the issuer's securities	Must be published on an Authorized Website within 3 days after registration of the report (if the securities issuance requires registration of a Prospectus) Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 2.6.2	**Not applicable**
5.	Notice concerning the termination of a securities issuance registration, and the procedure for withdrawing such securities from circulation and returning funds to subscribers	Must be sent to the owners and nominal holders of the issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the Supplement to the Journal of the Federal Service for the Financial Markets of Russia (the "**FSFM Supplement**")	Regulation No. 36,[4] Sections 5.1 and 5.3	**Not applicable**

[4] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of which has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
	B. Reporting During a Securities Issuance that Requires Registration of a Prospectus			
6.	Information regarding the adoption by the issuer of a decision to place (*reshenie o razmeshenii*) securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies[5] ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.2	**Not applicable**

[5] Under Article 1.4 of Regulation No. 03-32/ps, the information must be published in the on-line news bulletins maintained by each of the information agencies authorized by the Federal Service for the Financial Markets of Russia ("**FSFM**") to act as a conduit for the public disclosure of information to the securities markets. If the issuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m., and prior to such publication the issuer must notify such stock exchanges of the information and the issuer's intent to disclose it.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
7.	Information regarding approval of the decision on issuance (*reshenie o vipuske*) of the issuer's securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**
8.	Information regarding the registration of the issue of the issuer's securities and regarding the procedure for disclosure of the contents of the Prospectus	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website	Company Law, Article 92.1 Securities Law, Articles 19.2 and 23 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21		
9.	Date of commencement of the securities' placement, if such date was not disclosed as set forth in item 8	Must be published in each of the following: (i) Agency Websites within 5 days before the placement commencement date and (ii) an Authorized Website within 4 days before the placement commencement date Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2	**Not applicable**
10.	Change of the date of commencement of the securities' placement	Must be published in each of the following: (i) Agency Websites within one day before the new placement commencement date, and (ii) an Authorized Website within one day	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		before the new placement commencement date Must be made available to any interested persons at any time upon request	2.5.3	
11.	Securities' placement price (procedure for its determination), if such information was not disclosed as set forth in items 8 or 9	Must be published on Agency Websites and an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4	**Not applicable**
12.	Information about suspension of placement of securities	Must be published in each of the following within the specified time (a) preparation of the minutes of the meeting of the issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus or (b) receipt by the issuer of a written request (order) from the competent regulatory authority to suspend the placement: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.5	**Not applicable**

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
		interested persons at any time upon request		
13.	Information about recommencement of placement of securities, which was suspended	Must be published in each of the following within the specified time after (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) receipt by the issuer of the written notification (order) from the competent regulatory authority to terminate the suspension of the securities placement: (i) Agency Websites within 3 days, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6	**Not applicable**
14.	Information about completion of placement of securities	Must be published in each of the following within the specified time before (a) expiration of the placement period set forth by the registered decision on issuance of the securities or (b) placement of the last security: (i)	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.7	**Not applicable**

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
		Agency Websites at least one day, (ii) an Authorized Website at least 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, at least 5 days Must be made available to any interested persons at any time upon request		
15.	Information about registration of the report on the results of issuance of the issuer's securities	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.6	**Not applicable**
	C. Periodic and Current Reporting			
16.	Annual Report	Must be published annually in mass media available for general information	Civil Code, Article 97(1)	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
			Company Law, Article 92.1 Regulation No. 17/ps,[6] Section 3.2	
17.	Information regarding the issuer's ratio of net assets to charter capital	Must be published in mass media[7]	Company Law, Article 92.1 Regulation No. 9,[8] Section 1	**Not applicable**
18.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles	Must be published not later than June 1 of each year in mass media available to all shareholders	Civil Code, Article 97.1; Law on Accounting,[9] Article 16 Order of Ministry of Finance No. 101, dated November 28, 1996	**Not applicable**
19.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian) that were prepared after filing a Prospectus but before the first quarterly report due after registration of the Prospectus	Must be published on an Authorized Website within 5 days after the deadline for filing such statements with the tax authorities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.8	**Not applicable**
20.	Quarterly report of the issuer (if the	Must be published on an Authorized Website not later than 45 days after the	Company Law, Article 92.1	**Not applicable**

[6] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

[7] Amendments to the Company Law of August 2001 deleted the words "annually" and "available to all shareholders". Previous version of Article 92.1 of the Company Law required that the information be published *annually* in the mass media *available to all shareholders*.

[8] Regulation "On Additional Information that an Open Stock Company must Publish in the Mass Media," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 9, dated May 8, 1996.

[9] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	issuer has a registered Prospectus)	end of the quarter Must be made available to any interested persons at any time upon request	Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 5.7	
21.	Information on material events affecting the Company's business ("**key-events**") (if the issuer has a registered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the issuer's shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 6.3 **Section 6.2 of Regulation No. 03-32/ps identifies the key-events**	**Key-event of September 1, 2005, of September 19, 2005**
22.	Information that may have significant impact on the value of the issuer's securities (if the issuer has a registered Prospectus)	Must be published after the relevant event has occurred in each of the following: (i) Agency Websites within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1; Regulation No. 03-32/ps, Sections 1.8, 1.9, 1.14 and 1.15 **Section 1.14 of Regulation No. 03-32/ps sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Company's securities**	**Notifications of September 12, 2005, September 19, 2005**
23.	Information that may have significant impact on the value of the issuer's securities that are publicly issued and/or circulated	Must be published on Agency Websites before disclosure of such information by other means Must be made available to any	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 1.13	**See item 22**

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
		interested persons at any time upon request		
	D. Corporate Organization			
24.	Information about the issuer included in the unified state register of legal entities, save for information that cannot be disclosed pursuant to the Law on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[10] Articles 5, 6 and 7	**Not applicable**
25.	Charter, including all changes, amendments and new versions thereof	Must be filed with and registered by the state registration authorities, who must make them available to any interested person at any time upon request Charter must be posted on the issuer's own website, if the issuer has a registered Prospectus Charter amendments must be posted on the issuer's own website, within 3 days after the issuer publishes information about the decision of a General Meeting of Shareholders ("**GMS**") approving the amendments on an Authorized Website	Company Law, Articles 13 and 14 Law on Registration of Legal Entities, Articles 5, 6 and 7 Regulation No. 03-32/ps, Section 1.16	**Not applicable**
26.	Records that must be retained by the issuer (*see* Exhibit 1 to Annex A)	Must be made available to shareholders at any time within 7 days after request	Company Law, Articles 89 and 91	**Not applicable**
27.	Internal regulations of the issuer's	Must be published on an Authorized	Regulation No. 03-32/ps, Section 1.16	**Not applicable**

[10] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	governing bodies	Website, if the issuer has a registered Prospectus		
	E. Company's Registrar; Shareholders Register Information			
28.	Information regarding the registrar maintaining the issuer's shareholders register (the "**Registrar**")	Must be published in mass media[11]	Company Law, Article 92.1 Regulation No. 9, Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 8.6)**
29.	Notice concerning termination of the issuer's agreement with the Registrar for maintenance of the issuer's shareholders register, and commencement of the procedure to change the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92.1 Regulation No. 21,[12] Sections 9 and 10	**Not applicable**
30.	Information on change of the Registrar	Must be published in mass media or given in writing to all owners of the issuer's securities	Securities Law, Article 8	**Not applicable**
	F. Company's Shareholders and Affiliates			
31.	Number of the issuer's shareholders	Must be published in mass media[13]	Company Law, Article 92.1	**Consistent with customary Russian**

[11] *See* footnote to item 17.

[12] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by Resolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
			Regulation No. 9, Section 1	**practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 6.1)**
32.	Information on the acquisition of all of the issuer's shares by one person	Must be published[14]	Civil Code, Article 98.6	**Not applicable**
33.	Lists of the issuer's affiliated persons	Must be filed quarterly with the FSFM department responsible for registration of the issuer's securities' issuances within 45 days after the end of the quarter, for disclosure on the FSFM website Must be published by the issuer on its own website, if its securities are listed on a Russian stock exchange	Company Law, Articles 92.1 and 93.4 Regulation No. 03-19/ps,[15] Sections 3 and 5	**List of Affiliated Persons for the 3rd Q 2005**

[13] *See* footnote to item 17.

[14] The Civil Code does not contain any guidance on when or where this information must be published

[15] Regulation "On Disclosure of Information on Affiliated Persons of an Open Stock Company," approved by the Resolution of the Federal Commission on the Securities Market No. 03-19/ps, dated April 1, 2003.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
34.	Notice concerning the (i) acquisition by the Company of twenty percent (20%) or more of any class of securities of any issuer; or (ii) increase or decrease in the Company's holding of such securities by an increment of five percent (5%) to a level that is greater than twenty percent (20%)	Must be filed with the FSFM (or an agency designated by the FSFM) within 5 days after each such acquisition or qualifying increase or decrease Information regarding acquisition by the Company of more than 20% of voting shares of another stock company (other than in connection with the formation of a stock company) and any increase of such holdings to an amount divisible by five percent (5%) must be published in the FSFM Supplement within a month after the transaction	Securities Law, Article 30 Company Law, Articles 6(4) and 92.1 Regulation No. 10,[16] Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in the form of key-events or information that may have significant impact on the value of the issuer's securities**
	G. General Meetings of Shareholders			
35.	List of persons entitled to participate in the GMS	Must be provided upon request to persons included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	Company Law, Article 51.4	**Not applicable**
36.	Extract from the list of persons entitled to participate in the GMS containing information about a particular person, or a confirmation that such person is not included in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51.4	**Not applicable**
37.	Notice of an upcoming GMS	Must be sent not later than 20 days (or	Company Law, Article 52 (sections 1,	**Not applicable**

[16] Regulation "On the Procedure for Publication of Information on Acquisition by a Stock Company of more than 20% of Voting Shares of another Stock Company," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 10, dated May 14, 1996.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		in certain cases provided by the Company Law not later than 30 or 50 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the issuer's charter	2 and 4)	
38.	Information in connection with preparation for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the issuer's reorganization) prior to the GMS	Company Law, Article 52.3 Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5 Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS	**Not applicable**
39.	Voting ballots for an upcoming GMS	Must be sent not later than 20 days prior to the date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the issuer has more than 500,000 shareholders, the issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	Company Law, Article 60	**Not applicable**
40.	Decisions adopted at the GMS and voting results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days	Company Law, Article 62(4)	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		after compilation of such report to persons entitled to participate in the GMS		
	H. Other Corporate Actions and Events			
41.	Information regarding the adoption of a decision to decrease the issuer's charter capital and the new amount of the decreased charter capital	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30.1	**Not applicable**
42.	Information regarding the adoption of a decision on the issuer's reorganization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15.6	**Not applicable**
43.	Information regarding the issuer's liquidation and the procedure and period for the filing of claims by the issuer's creditors	Must be published by the issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63.1 Company Law, Article 21.1	**Not applicable**
	I. Repurchase and Redemption of the Company's Shares; Shareholders' Pre-Emptive Rights			
44.	Notice of repurchase by the issuer of its shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
45.	Notice to shareholders of their right to require the issuer to redeem their shares	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)	**Not applicable**
46.	Notice concerning the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41.1 Regulation No. 03-30/ps,[17] Section 6.4.9	**Not applicable**
47.	Results of the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 03-30/ps, Sections 6.2.30 and 6.4.9	**Not applicable**
	J. Stock Exchange Requirements			
48.	Information that is required to be submitted to RTS Stock Exchange ("**RTS**") to maintain the Company's securities listing	RTS must disclose information received from the issuer to third parties by posting information on the RTS website and provide information to interested persons upon requestbк Other Stock Exchanges (MICEX, St. Petersburg Stock Exchange) may publicly disclose information submitted	RTS Listing Regulation,[18] Sections 11.2, 14.2, 14.3 and Exhibit 2 **Section 1.1 of Exhibit 2 lists information that must be submitted to RTS to maintain the Company's securities listing**	**Not applicable**

[17] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-30/ps, dated June 18, 2003.

[18] Approved by RTS BOD Resolution No. 04-5-RDP-2402, dated February 24, 2004.

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
		to them by issuers at their own initiative		
	K. Other Information			
49.	Information that the issuer has the practice of publicly disclosing	On its website, via press release or otherwise in accordance with its Regulation on Information Policy, dated 29 October 2004	Regulation on Information Policy, dated 29 October 2004 (as posted on the issuer's website)	**Press-Releases material to an investment decision, dated September 06, 2005, September 12, 2005, September 19, 2005, September 22, 2005, September 23, 2005**

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF ISSUER'S EXECUTION OF ITS COMMITMENTS TO SECURITIES HOLDERS"

General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0600119A01092005, 0900119A01092005*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-03-00119-A of 28.12.2004;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Service for Financial Markets of Russia (FSFR of Russia)*

2.4. Name of the Issuer's management body taking the decision on determining the interest rate yielded by Bonds and date of making up the minutes of the meeting (session) of the said body taking the said decision: *this (second) coupon yield under the 03 series Bonds of OJSC North-West Telecom has been established in the amount of 9.25% by the Order of the General Manager dated 03rd March 2005 according to the results of the auction held at MMVB (Moscow Interbank Currency Exchange) in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC North-West Telecom on 26th October 2004;*

2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by Bonds: the amount of this (second) coupon yield under the 03 series Bonds of OJSC North-West Telecom has been established by the Order of the General Manager dated 03rd March 2005;

2.6. Date of making up the minutes of the meeting (session) of the issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *Order of the General Manager dated 03rd March 2005*

2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 03 Bonds in the second coupon period: *69,180,000 (sixty nine million one hundred and eighty thousand) roubles*

interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 03 Bonds: *23 (twenty three) roubles 06 kop.*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *01.09.2005*

2.10. Total (aggregate) amount of interest and (or) other yield paid under the 03 series Bonds of the Issuer: *138,360,000 (one hundred thirty eight million three hundred and sixty thousand) roubles*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the second coupon yield under the Issuer's series 03 Bonds in the amount of 69,180,000 (sixty nine million one hundred and eighty thousand) roubles.*

2.12. Fact of Issuer's commitment execution or non-execution (default):

the commitments have been fully executed

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled:

not applicable, the commitments have been fully executed

3. Signature

3.1. General Manager ¬__________________V.A. Akulich

3.2. Date 01st September 2005 Official seal

NOTIFICATION
ON THE ESSENTIAL FACTS
"DATA ON ACCRUED AND/OR PAID YIELD UNDER ISSUER'S SECURITIES"
"DATA ON THE TIMING OF EXECUTION OF THE COMMITMENTS TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0900119A19092005; 0600119A9092005*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-02-00119-A of 08.07.2003;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer's management body taking the decision on determining the interest rate yielded by Bonds: *Board of the Directors of OJSC NWT, Minutes No. 19-01/25(05) dated 16.09.2005*

2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by Bonds: *16.09.2005*

2.6. Date of making up the minutes of the meeting (session) of the issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *16.09.2005*

2.7. Total amount of the 9th coupon yield to be paid under the Issuer's 02 series Bonds: ***7.5 % per annum or 28,050,000 (twenty eight million fifty thousand) roubles***

Amount of the 9th coupon yield to be paid under one of the Issuer's 02 series Bonds: *7.5% per annum or 18 roubles 70 kopecks.*

Total amount of the 10th coupon yield to be paid under the Issuer's 02 series Bonds: *7.5 % per annum or 28,050,000 (twenty eight million fifty thousand) roubles*

Amount of the 10th coupon yield to be paid under one of the Issuer's 02 series Bonds: *7.5% per annum or 18 roubles 70 kopecks.*

Total amount of the 11th coupon yield to be paid under the Issuer's 02 series Bonds: *7.5 % per annum or 28,050,000 (twenty eight million fifty thousand) roubles*

Amount of the 11th coupon yield to be paid under one of the Issuer's 02 series Bonds: *7.5% per annum or 18 roubles 70 kopecks.*

Total amount of the 12th coupon yield to be paid under the Issuer's 02 series Bonds: *7.5 % per annum or 28,050,000 (twenty eight million fifty thousand) roubles*

Amount of the 12th coupon yield to be paid under one of the Issuer's 02 series Bonds: *7.5% per annum or 18 roubles 70 kopecks.*

Total amount of the 13th coupon yield to be paid under the Issuer's 02 series Bonds: *7.5% per annum or 19,635,000 (nineteen million six hundred thirty five) roubles.*

Amount of the 13th coupon yield to be paid under one of the Issuer's 02 series Bonds: *7.5% per annum or 13 roubles 09 kopecks.*

Total amount of the 14th coupon yield to be paid under the Issuer's 02 series Bonds: *7.5% per annum or 19,635,000 (nineteen million six hundred thirty five) roubles.*

Amount of the 14th coupon yield to be paid under one of the Issuer's 02 series Bonds: *7.5% per annum or 13 roubles 09 kopecks.*

Total amount of the 15th coupon yield to be paid under the Issuer's 02 series Bonds: *7.5 % per annum or 11,220,000 (eleven million two hundred twenty thousand) roubles*

Amount of the 15th coupon yield to be paid under one of the Issuer's 02 series Bonds: *7.5% per annum or 7 roubles 48 kopecks.*

Total amount of the 16th coupon yield to be paid under the Issuer's 02 series Bonds: *7.5 % per annum or 11,220,000 (eleven million two hundred twenty thousand) roubles*

Amount of the 16th coupon yield to be paid under one of the Issuer's 02 series Bonds: *7.5% per annum or 7 roubles 48 kopecks.*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds):

for the ninth coupont– 04.01.2006
for the tenth coupon – 05.04.2006
for the eleven coupon – 05.07.2006
for the twelfth coupon – 04.10.2006
for the thirteenth coupon – 03.01.2007
for the fourteenth coupon – 04.04.2007
for the fifteenth coupon – 04.07.2007
for the sixteenth coupon payment – 03.10.2007

2.10. Total (aggregate) amount of interest and (or) other yield paid under the 02 series Bonds of the Issuer: *Total interest paid for the first, second, third, fourth fifth, sixth and the seventh coupons of the 02 series Bonds of the Issuer amounted to 360,495,000 (three hundred sixty million four hundred ninety five thousand) roubles*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *to determine the interest rate for the ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth and the sixteenth coupons of the 02 series Bonds of the Issuer.*

2.12. Fact of Issuer's commitment execution or non-execution (default):
not applicable

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled:
not applicable

3. Signature	
3.1. General Manager ¬ ________________	V.A. Akulich
3.2. Date 19th September 2005	Official seal

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
"DATA ON CHANGING THE AGENT RESPONSIBLE FOR EXECUTION OF OBLIGATIONS OF THE ISSUER TO BUY THE BONDS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. According to the Decision of the 02 series Bonds of OJSC NWT (the State registration No. of the issue – 4-02-00119-A dated 08the July 2003) the following company shall act as the Agent responsible for execution of obligations of the Issuer to buy the Bonds:
2.1.1. Full official name of the organization: North-West Telecombank Closed Joint-Stock Company
2.1.2. Abbreviated official name: *Telecombank CJSC*
2.1.3. Location: *12, Baskov per., St. Petersburg, Russia*
2.1.4. Mailing address: *12, Baskov per., St. Petersburg, 191014*
2.2. In connection with re-organization of CJSC Telecombank in the form of affiliation with the Closed Joint-Stock Company – "Russian Industrial Bank" the following company shall act as the Issuer's Agent responsible for execution of obligations of the Issuer to buy the Bonds (through succession):
2.2.1. Full official name of the organization: *Closed Joint-Stock Company "Russian Industrial bank"*
2.2.2. Abbreviated official name: *RIB CJSC*
2.2.3. Location: *40, ul. Shchepkina, building 1, Moscow, 129110*
2.2.4. Mailing address: *40, ul. Shchepkina, building 1, Moscow, 129110*
2.2.5. Contact telephone/fax: *(095) 980-0536 / (095) 980-0555*
2.3. Address to which the Bond holders (as they are determined in the Decision on the issue of the 02 series Bonds of OJSC NWT (the State registration No. of the issue 4-02-00119 of 08th July 2003)) shall send a notification on the intention to sell a certain number of Bonds of this issue:
- *40, ul. Shchepkina, building 1, Moscow, 129110*

2.4. Date from which CJSC RIB starts to act as the Agent responsible for execution of obligations of the Issuer to buy the Bonds: *19.09.2005*

3. Signature

3.1. General Manager ¬__________________V.A. Akulich

3.2. Date 19th September 2005 **Official seal**

.NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
"ASSIGNMENT OF LONG-TERM AND SHORT-TERM RATINGS IN FOREIGN CURRENCY BY THE FITCH RATING AGENCY"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Object of assigning the rating: *issuer*
2.2. Full official name of the organization that gave the credit rating: *Fitch Ratings LTD*
2.3. Place of business of the organization that gave the credit rating: *Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office)*
7, ul. Gasheka, building 1 (branch) Moscow,Russia, 123056
2.4. Rating: *Long-term rating in foreign currency*
2.5. Value of rating: *B+/stable*
2.6. Rating: *Short-term rating in foreign currency*
2.7. Value of rating: *B*
2.8. Other information: *Detailed information is available on the web-site of the rating agency (http://www.fitchratings.ru)*

3. Signature

3.1. General Manager ________________ V.A. Akulich

3.2. Date 12th September 2005 Official seal

LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 0 0 1 1 9 – A

as of 3 0 0 9 2 0 0 5

(the date of making up the list of affiliated persons of the joint-stock company)

Place of issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this list of affiliated parties may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: www.nwtelecom.ru

(address of the Internet page used by the Issuer to disclose information)

General Manager	______________ (signature)	V.A. Akulich Full name
Date ____” October 20 05 d.	Official seal	

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

I. The namelist of affiliate partied as of 30 09 2005

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1	Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company The person is the General Manager of the Company The person is a Member of the Company's Management Board	27.06.2005 23.08.2004 27.06.2005	-	-
2	Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	0.0006	0.0006
3	Alexandr Alexandrovich Gogol	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
4	Dmitry Georgiyevich Yefimov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
5	Alexandr Vyacheslavovich Ikonnikov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
6	Alexandr Nikolayevich Kiselev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
7	Dmitry Vladimirovich Levkovsky	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
8	Nikolay Moiseevich Popov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
9	Irina Mikhailovna Ragozina	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
10	Ivan Ivanovich Rodionov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
11	Valery Nikolayevich Yashin	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	0.14	0.09
12	Nikolay Gennadyevich Bredkov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.003	0.003
13	Vikentiy Alexandrovich Kozlov	Syktyvkar, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.17	0.20
14	Oleg Viktorovich Popov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-
15	Oleg Anatolyevich Semanov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.002	0.002
16	Maya Mikhailovna Semchenko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-
17	Irina Vladimirovna Tambovskaya	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
18	Leonid Zigmundovich Tufrin	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.0007	0.00001
19	Yelena Vladimirovna Umnova	Moscow, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-
20	Venera Adykhamovna Khusnutdinova	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-
21	Grigory Borisovich Chernyak	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.03	0.03
22	Vladimir Ivanovich Shumeyko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.0001	0.0001
23	Closed joint-stock company Svyaz Investment Company	60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	0.23	0.02
24	AMT Closed Joint-Stock Company	24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	26.07.2005	0.20	0.25
25	Novgorod Datacom Limited Liability Company	20, ul. Mikhaylova, Veliky Novgorod, 173000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	04.03.2005	-	-
26	Novgorod Datacom Limited Liability Company	22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod, 173526	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
27	Parma-Paging Limited Liability Company	45, ul Kirova, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
28	Pagetelecom Limited Liability Company	6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
29	"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company	poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	26.11.2003	-	-
30	RSU-Telecom Limited Liability Company	18, pr. Stachek, block 2, letter B, Saint Petersburg, 198095	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.11.2003	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
31	NWT-Finance Limited Liability Company	office 422, 26 ul. Bolshaya Morskaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	11.10.2004	-	-
32	Artelecom Service Limited Liability Company	4, proyezd Priorova, Arkhangelsk, 163071	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
33	Bona Limited Liability Company	45, Troitsky prospekt, Arkhangelsk, 163000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
34	Kabelvideo Limited Liability Company	85, ul Kuratova, Syktyvkar, Komi Republic, 167610	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
35	Parma-Inform Limited Liability Company	45, ul Kirova, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
36	Kolatelecom Open Joint-Stock Company	5/23, ul. Vorovskogo, Murmansk, 183038	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
37	Commercial Television and Radio Closed Joint-Stock Company	3, Academician Pavlov ul., St. Petersburg, 197022	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	12.05.1998	-	-
38	Parma Telecom Closed Joint-Stock Company	10, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
39	Medexpress Insurance Closed Joint-Stock Company	2, ul. Malaya Konyushennaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	30.11.2000	-	-
40	WestBalt Telecom Closed Joint-Stock Company	2, pl. Vasilevskogo, Kaliningrad, 236016	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
41	Octagon Technologies Closed Joint-Stock Company	pom. 12-H, 29, Ligovsky pr., St. Petersburg, 193036	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	28.12.2000	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
42	Dancell, Saint Petersburg Closed Type Joint-Stock Company	51, Baltiyskaya ul., St. Petersburg, 198092	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	12.05.1998	-	-
43	Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company	55, ul. Plyushchikha, building 2, Moscow, 119121	The party belongs to the group of parties to which the Company belongs (1. the party is entitled to control over 50% of the Company's voting shares, 2. over 50% of the members of the Company's Board of Directors have been elected upon proposal of the party	12.05.1998	39.53	50.76
44	Volgatelecom Open Joint-Stock Company	Nizhny Novgorod, Russia	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
45	AMT Limited Liability Company	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000, the Russian Federation	The party belongs to the group of parties, to which the stock company belongs	14.07.2005	-	-
46	TeleSvyazInform Closed Joint-Stock Company	13, ul. Bolshevistskaya, Saransk	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
47	RTCOM Closed Joint-Stock Company	54, ul. Kommunisticheskaya, Saransk, the Russian Federation	The party belongs to the group of parties, to which the stock company belongs	09.03.2005	-	-
48	Transsvyaz Closed Joint-Stock Company	2, ul. Chaadayeva, Veliky Novgorod, RF	The party belongs to the group of parties, to which the stock company belongs	20.08.2004	-	-
49	Public Telephone Saratov CJSC	40, ul. Kiseleva, Saratov, 410600	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
50	Nizhny Novgorod Cellular Communications CJSC	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
51	Orenburg GSM CJSC	11, ul. Volodarskogo, Orenburg	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
52	Ulyanovsk GSM CJSC	60, ul. L. Tolstogo, Ulyanovsk	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
53	Vyatka Page LLC	1, ul. Uralskaya, Kirov, 610016	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
54	Radio - Resonance LLC	8, Oksky syezd, Nizhny Novgorod, 603022	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
55	Tatincom - T Open Joint-Stock Company	20A, ul. Lomzhinskaya, Kazan, Republic of Tatarstan	The party belongs to the group of parties, to which the stock company belongs	13.10.2003	-	-
56	Giprosvyaz Open Joint-Stock Company	11, ul. 3rd Khoroshevskaya, Moscow, 123298	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
57	Giprosvyaz- Consulting LLC	11, ul. 3rd Khoroshevskaya, Moscow, 123298	The party belongs to the group of parties, to which the stock company belongs	01.01.2001	-	-
58	SvyazProjectService LLC	11, ul. 3rd Khoroshevskaya, Moscow, 123298	The party belongs to the group of parties, to which the stock company belongs	01.01.2000	-	-
59	South - Giprosvyaz LLC	67, ul. Gagarina, Krasnodar	The party belongs to the group of parties, to which the stock company belongs	15.01.2003	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
60	Dagestan Public Company for Communication and Informatics	3, pr-t Lenina, Makhachkala, the Republic of Dagestan, 367012	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
61	Far-East Company of Electric Communication – Open Joint-Stock Company	57, ul. Svetlanskaya, Vladivostok, 690650	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
62	Sakhalinugol-Telecom Closed Joint-Stock Company	32, ul. Karla Marxa, Yuzhno-Sakhalinsk, 693000	The party belongs to the group of parties, to which the stock company belongs	29.07.2005	-	-
63	Integrator-RU Closed Joint-Stock Company	22 Bol. Kozikhinsky per. building 1, Moscow 123001	The party belongs to the group of parties, to which the stock company belongs	31.05.2005	-	-
64	Wireless Information Technologies Limited Liability Company	9, ul. Verkhnyaya Krasnoselskaya, Moscow, 107140	The party belongs to the group of parties, to which the stock company belongs	14.04.2005	-	-
65	Rostelecom Open Joint-Stock Company for long-distance and international electric communication	5, ul. Delegatskaya, Moscow, 127091	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	0.002	0.002
66	Westelcom CJSC	7, ul. Butlerova, Moscow, 117485	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
67	Globaltel CJSC	25, ul. Dubovaya roshcha, Moscow, building 2, 127427	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
68	Incom CJSC	27/26, Zubovsky b-r, building 3, Moscow, 119021	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
69	MC NTT CJSC	46 ul. Arbat, Moscow, 121002	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
70	RTK-Siberia CJSC	246, Karl Marx ul., Krasnoyarsk, the Russian Federation, 660100	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
71	RTK-Tsentr CJSC	5, ul. Delegatskaya, Moscow, 103091	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
72	SK Kostars CJSC	42 Leninsky pr-t, Moscow, 117119	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
73	Telebarents CJSC	37, ul. Parkovaya, Petrozavodsk, 185014	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
74	Telecomcity CJSC	5, ul. Delegatskaya, Moscow, 127091	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
75	Informtek LLC	7, ul. Sokhanya, Yalta, Crimea, Ukraine, 334200	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
76	"Health and Rest Center "Malakhit" LLC	15, ul. Shcherbaka, Yalta, Crimea AR, Ukraine, 334200	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
77	Sibirtelecom Open Joint-Stock Company	86, ul. M. Gorkogo, Novosibirsk, 630099	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
78	ChitaNET Closed Joint-Stock Company	22, ul. Chaikovskogo, Chita, 672000	The party belongs to the group of parties, to which the stock company belongs	25.08.2004	-	-
79	Altay Investment Company CJSC	74, ul. Internatsionalnaya, Barnaul, 656002	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
80	Altel CJSC	54B, pr-t Lenina, Barnaul, 656099	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
81	Baykalwestcom CJSC	68, ul. 2-ya Zheleznodorozhnaya, Irkutsk, 664005	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
82	Yeniseytelecom CJSC	102, pr. Mira, Krasnoyarsk. 660022	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
83	REGION-NETWORK CJSC	12, ul. Dobrolyubova, Novosibirsk, 630009	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
84	GSM Cellular Phone of KUZBASS CJSC	61, pr. Sovetskiy, Kemerovo, 650099	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
85	NGTS-Page OJSC	15/3, ul. Vystavochnaya, Novosibirsk-78, 630048	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
86	Regional information networks OJSC (RINET OJSC)	86, ul. Kirova, office 304a, Novosibirsk, 630102	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
87	Stock Company for telephone communication development – Open Joint Stock Company	7, ul. Sukhe-Batora, Ulan-Ude, 670000	The party belongs to the group of parties, to which the stock company belongs	30.06.2004	-	-
88	Tsentralny Telegraph Open Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	0.001	0.001
89	Open Communications Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the stock company belongs	01.01.2000	-	-
90	TSENTEL Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
91	Uralsvyazinform Open Joint-Stock Company	11, ul. Mosakovskaya, Ekaterinburg, 620014	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
92	Postbank Joint Stock Commercial Innovation Bank of Communication and Information Support Development - Closed Joint-Stock Company	68, ul. Lenina, Perm, 614096	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
93	Infinvest Closed Joint-Stock Company	68, ul. Lenina, Perm, Russia	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
94	Firm Permtelecom Closed Joint-Stock Company	45, ul. Podlesnaya, Perm, 614000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
95	VSNET CJSC	6, ul. Kukuyevitskogo, Surgut, Tyumen Oblast, Khanty-Mansy Autonomous Area	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
96	Yermak RMS CJSC	3, ul. Kominterna, Khanty-Mansiysk, Tyumen Oblast, Khanty-Mansy Autonomous Area	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
97	Svyazinformkomplekt CJSC	4a, Darvin ul., Chelyabinsk, 454087	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
98	Tyumenruscom CJSC	56, ul. Malygina, Tyumen, 625048	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
99	Centre for introduction of specialized systems CJSC	161, ul. Kirova, Chelyabinsk, 454005	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
100	Perm Teleradiocompany Ural Inform-TV Limited Liability Company	2, ul. Krupskoy, Perm, 614060, Russia	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
101	Tyumentelecominvest Limited Liability Company	56, ul. Respubliki, Tyumen, 625000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
102	Uralcom Limited Liability Company	2, ul. Krupskoy, Perm, 614060, Russia	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
103	South-Ural Cellular Telephone Limited Liability Company	161, ul. Kirova, Chelyabinsk, 454000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
104	Central Telecommunication Company - Open Joint-Stock Company	23, ul. Proletarskaya, Khimki, Moscow Oblast, 141400	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
105	Svyazproject CJSC	29, ul. Narodnogo Opolcheniya, block 2, Moscow, 123824	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
106	Telecom of Ryazan oblast CJSC	33, ul. Uritskogo, Ryazan. 390006	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
107	TsentrTelecomService of Moscow oblast CJSC	1a, Kolomensky proyezd, Moscow, 115446	The party belongs to the group of parties, to which the stock company belongs	01.01.2003	-	-
108	TsentrTelecomService CJSC	23, ul. Proletarskaya, Khimki, apt. 101, Moscow Oblast, 141400	The party belongs to the group of parties, to which the stock company belongs	01.01.2003	-	-
109	Russian Telecommunication Network OJSC	2/15, ul. Maroseika, Moscow 101000	The party belongs to the group of parties, to which the stock company belongs	01.01.2003	-	-
110	TverTelecom Limited Liability Company	24, ul. Novotorzhskaya, Tver, 170000	The party belongs to the group of parties, to which the stock company belongs	01.10.2004	-	-
111	Vlad Page LLC	42, ul. Gorkogo, Vladimir, 600000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
112	Vladimir Payphone LLC	32B, pr. Stroiteley, Vladimir, 600014	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
113	MobilCom LLC	17, ul. Mira, Vladimir, 600017	The party belongs to the group of parties, to which the stock company belongs	01.01.1999	-	-
114	Telecom-Stroy LLC	92, ul. Parizhskoy Kommuny, Ivanovo, 153017	The party belongs to the group of parties, to which the stock company belongs	01.01.1998	-	-
115	Telecom-Terminal LLC	13, pr. Lenina, Ivanovo, 153000	The party belongs to the group of parties, to which the stock company belongs	01.01.1998	-	-
116	Teleport Ivanovo CJSC	90, ul. Tashkentskaya, Ivanovo, 153035	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
117	Svyaz-Service-Irga Production and Promotion Enterprise LLC	21, ul. Yesenina, Ryazan, 390046	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
118	AEROCOM Open Joint-Stock Company	80, Leningradsky pr-t, block 32, Moscow, 125190	The party belongs to the group of parties, to which the stock company belongs	24.05.2005	-	-
119	Southern Telecommunication Company - Open Joint-Stock Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
120	Armavir Communication Plant - DCJSC	1-a, ul. Urupskaya, Armavir, Krasnodar krai, 352903	The party belongs to the group of parties, to which the stock company belongs	11.03.1999	-	-
121	Health Improvement Centre Orbita Closed Joint-Stock Company	village Olginka, Tuapse rayon, Krasnodar krai	The party belongs to the group of parties, to which the stock company belongs	18.12.2000	-	-
122	Photon Television and Radio Broadcasting company – Closed Joint-Stock Company	30, ul. Zheleznodorozhnaya, Krasnodar, 350033	The party belongs to the group of parties, to which the stock company belongs	29.06.2004	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
123	Stavtelecom named after V.I. Kuzminov OJSC	10/12, pr. Oktyabrskoy revolutsii, Stavropol, 355035	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
124	Intmashservice Limited Liability Company	8, ul. Golubinskaya, Volgograd	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
125	UTK-Finance Limited Liability Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the stock company belongs	25.03.2003	-	-
126	Creative Association Accent – Limited Liability Company	68, ul. Krasnoarmeyskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the stock company belongs	19.11.2004	-	-
127	Factorial-99 LLC	47, per. Bratsky, Rostov-on-Don, 344082	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
128	Yugsvyazstroy Open Joint-Stock Company	110/1, ul. Aivazovskogo, Krasnodar	The party belongs to the group of parties, to which the stock company belongs	24.01.2001	-	-

II. Amendments to the list of affiliated parties within the period

since 30 06 2005 **till** 30 09 2005

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
1	**Reorganization of the affiliated party in the form of transformation**	**26.07.2005**	**01.08.2005**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
AMT Limited Liability Company	k.201, d.14, Sinopskaya nab., St. Petersburg, 193167, Russia	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	28.12.2000	0.20	0.25

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-					

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-					

Data on the affiliated party after the amendment:

2	3	4	5	6	7
AMT Closed Joint-Stock Company	24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	26.07.2005	0.20	0.25

Last modifed: 2005-09-06 16:55

6 September 2005 year. list :: 9.2005

PRESS RELEASE/The 2nd coupon yield under the third issue bonds of OJSC North-West Telecom has been paid

On the September, 1st 2005 NP NDC, which acts as the Payment Agent for the series 3 bonds of OJSC North-West Telecom, paid in full amount the 2nd coupon yield under the bonds of the third issue of OJSC NWT . The list of those authorized to get a coupon yield under the bonds was made up as of the 26th of August 2005. The rate for the 1st coupon is 9.25% per annum, RUR 23,06 having been accrued on each bond.

The total amount allocated for the 2nd coupon payment amounted to RUR 69.180 million.

OJSC NWT 's bonds of the third issue are series 03 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-03-00119-A, floatation was held at FB MMVB on the 3rd of March 2005. The volume of the issue is 3,000,000 roubles, there are 3,000 thousand bonds with the face value of RUR 1,000, the circulation period of the OJSC NWT 's bonds being 6 years with the right of early presentation of the bonds for redemption upon expiry of 3 years. The coupon yield under the bonds is to be paid on a quarterly basis . The next (2nd) coupon period will be 3 months , the coupon to be paid on the 1st of September 2005 at the rate of 9.25% per annum. NP NDC acts as the payment agent of the loan

Last modifed: 2005-09-27 10:29

19 September 2005 year.

list :: 9.2005

Search

Search, in side

Search

PRESS RELEASE/The Board of the JSC North-West Telecom ratified the coupon rates for the second series of bonds

On 16 September 2005 the Board of the OJSC North-West Telecom ratified the coupon rates for the second series of bonds: coupons 9 to 16 – 7.5% per year. Therefore the coupon rates is established at the level 5.7 points below the current coupon rate. The ninth coupon period starts on 5 October 2005. Up to date the total amount of interest paid for the coupons of the second series of NWT bonds is 346.485 million roubles.

The decision about bond issue includes a possibility of redemption of the bonds at par value. The bond holders can present their bonds for redemption during the period from 22 September until 5 October 2005 inclusive. The redemption will be performed from 5 October to 12 October inclusive, depending on the date of the presentation of the bonds for redemption.

The paying agent for the offer is CJSC Russian Industrial Bank.

Sergey Statkevich, the director of the financial department of OJSC North-West Telecom notes that "the level of the new coupon rates reflect the high rating of the credit qualities of the OAO NWT at the market and corresponds to long-term financial strategy of the company to reduce its debt service expenses and improve the structure of its liabilities".

The second series of the OJSC NWT bonds are interest-bearing documentary bonds of the 02 series payable to bearer with obligatory centralized storage. Their state registration number is 4-02-00119-A. The issue was placed at the MMVB on 8 October 2003 and includes 1.5 millions of four-year securities with par value 1 thousand roubles.

The first coupon rate was determined at the auction as 14.2% per year, the bond yield to the two-year offer constituted 14.46% per year.

Each bond has 16 quarter coupons.

Rates for the coupons 1-4: 14.2% per year; (determined at the auction at the time of the placement)

Rates for the coupons 5-8: 13.2% per year; (determined at the auction at the time of the placement)

Rates for the coupons 9-16: 7.5% (determined by the Board).

The bonds will be repaid in three steps: On the 1092nd ad 1274th day from the date of the beginning of their placement the Company will pay to the bondholders 30% of their par value, on the 1456th day the Company will pay to the bondholders the remaining 40% of the bond par value.

PRESS RELEASE/The Federal Tariff Service of the RF has introduced new charges for local and long-distance calls of the JSC North-West Telecom

From 1 October 2005 the Federal Tariff Service of the RF has introduced new charges for local and long-distance calls for all branches of the JSC North -West Telecom in the regions of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod, Pskov, the Leningrad Region, the Republics of Karelia and Komi and the city of St.-Petersburg (Orders ФСТ No. 429-c/2 and No. 430-c/3 of 20 September 2005).

Last time the rates were changed on 1 October 2004.

The application of the JSC North-West Telecom and the decision of the RF FTS is based on the regulations of the Resolution of the RF Government No. 715 of 11 October 2001, which states that the tariffs can be changed on the following grounds:

- adjustment of the tariffs to the economically sound expenses including the compensation of inflation costs;
- the necessity to cover the investments costs for modernization and development of the station equipment and the development of line and cable equipment;
- the reduction of cross-subsidization between the local tariffs for business customers and residents.

An average monthly fee for line rental was increased by 17.6% for residents and 14.5% for business customers.

Together with the indexation of local rates the OJSC North-West Telecom reduced the long-distance call charges (interband and trunk lines) for residents and companies on average by 5.8%.

The profits from the increased tariffs will be invested into network development and modernization, thus allowing the company to solve the problem of the insufficiency of phone services provision in the region, to eliminate to a certain extent the waiting time for installation and also to improve the range and quality of the services provided.

In total the weighted average of tariff changes in the OJSC NWT for local and long-distance call will constitute1.085, which corresponds to the inflation rate for 2006.

Local phone calls (monthly fee) for residents*, in roubles per month, including VAT:

Naryan-Mar as a part of Artelecom of the Arkhangelsk region - 215

Artelecom of the Arkhangelsk region - 215

Murmanelectrosvyaz - 215

Electrosvyaz of the Republic of Karelia - 185

Novgorodtelecom -185

Electrosvyaz of the Pskov Region - 185

Electrosvyaz of the Kaliningrad Region - 185

Electrosvyaz of the Vologda Region - 185

St.-Petersburg Phone Network - 200

Svyaz of the Republic of Komi – 220 (Urban Phone network) and 210 (Rural Phone Network)

Lensvyaz -195

**The table shows the rates for local phone calls for price-plans with monthly payment for local phone calls (monthly subscription payment for line rental) made through wire line using the main private communication device. Separate tariffs are in force for call-based payment plans, shared service and parallel subscribers and communal communication devices.*

Local phone calls (monthly fee) for business customers*, in roubles per month, without VAT:

Naryan-Mar as a part of Artelecom of the Arkhangelsk region -450

Artelecom of the Arkhangelsk region -265

Murmanelectrosvyaz -265

Electrosvyaz of the Republic of Karelia -265
Novgorodtelecom -230
Electrosvyaz of the Pskov Region -230
Electrosvyaz of the Kaliningrad Region -230
Electrosvyaz of the Vologda Region -230
St.-Petersburg Phone Network -285
Svyaz of the Republic of Komi -285
Lensvyaz -265

**The table shows the rates for local phone calls for price-plans with monthly payment for local phone calls (monthly subscription payment for line rental) made through wire line using the main private communication device. Separate tariffs are in force for call-based payment plans, shared service and parallel subscribers, communal communication devices and mini telephone exchanges with access to the communal network.*

Last modifed: 2005-09-27 10:24

23 September 2005 year. list :: 9.2005

Search

Search, in side

Search

Standard and Poors - International Rating Agency

- Standard & Poor's Reports

PRESS RELEASE/S&P increased the transparency index of the JSC North-West Telecom

The analysis of Russian companies performed by the Rating service of International Rating agency Standard & Poor's together with MICEX led to the increase of the transparency index of JSC North-West Telecom to 71% (as compared to 62% in 2004). This means that the company rates seventh among the 54 largest Russian companies registered at the MICEX (in 2004 the company was eighth among 50 companies). Thus Standard & Poor's acknowledged the efforts of the JSC North-West Telecom to increase the quality of the reputation management of the company including the transparency.

According to the S&P experts the North-West Telecom has the best transparency index among the Russian companies that are not obliged to comply to the requirements of the US Securities and Exchange Commission (SEC): The only companies rated higher than North-West telecom are those operating or registered in the US. Therefore the transparency index of the OJSC North-West Telecom corresponds to the UK average level.

Furthermore, JSC North-West Telecom has the highest transparency score for "Composition and procedures of the Board and Management" (85%, average score 45%) among all rated companies.

The experts of the Standard & Poor's noted that the improvements that were achieved last year "were mainly linked to the desire (of NWT) to improve the attractiveness of the shares and the ability to obtain cheaper debt instruments for foreign investors, and predominantly consisted in an increased body of information available in English on the corporate web-site, better reporting of financial and operational activities and faster preparation of the information, as well as the provision of more detailed information in the annual reports".

V.A. Akulich, the CEO of the JSC North-West Telecom, commented that "the information transparency of the company is one of the most important constituents of investors' trust which reflects the general level of the corporate management. The company will continue to work towards the improvement of transparency, the quality of its corporate managements and the investors' trust. The communication strategy implemented by North-West Telecom includes the introduction of the standards of disclosure that as much as possible reflect the leading world practices".